Exhibit (a)(1)(D)
Form of Reminder E-mail/Letter —Dates may change if completion date of Offer is extended
This notice is to remind you that the deadline is approaching for you to elect to participate in Quiksilver’s option exchange. Quiksilver’s offer to exchange certain outstanding stock options for new stock options with a lower exercise price and subject to a new term and new vesting period is scheduled to expire at 5:00 pm, Pacific Time, on May 17, 2010.
If you wish to tender your eligible stock options for exchange, as described in the offering materials filed with the Securities and Exchange Commission on Schedule TO on April 19, 2010, you must do so by completing the Election Form you have been provided and mail, fax, e-mail or otherwise deliver the form to Quiksilver, Inc., 15202 Graham Street, Huntington Beach, CA 92649 (Attn: Franco Trani), facsimile number (714) 889-5685, e-mail address stock.admin@quiksilver.com, prior to the deadline.
Your participation in the offer is completely voluntary. You are not obligated to participate in the offer, and if you do not respond by the deadline referred to above, any eligible stock options you hold will remain subject to their present terms. Questions about the offer or requests for assistance or for additional copies of any offering materials should be made to Franco Trani, by e-mail at stock.admin@quiksilver.com, or by telephone at (714) 889-7113.